Exhibit 99.2

YS BIOPHARMA CO., LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on February 22, 2024
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of YS Biopharma Co., Ltd. (Nasdaq Ticker: YS) (the “Company”) will be held at 35th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong on February 22, 2024 at 9:00 a.m. (Hong Kong time).

Members of record of the Company’s ordinary shares, par value $0.00002 per share (“Ordinary Shares”), registered on the Company’s Register of Members as of 5:00 p.m. on February 16, 2024, Hong Kong time (the “Record Date”), are cordially invited to attend the EGM. Members of each Ordinary Share issued and registered on the Company’s Register of Members as of the Record Date is entitled to vote at the EGM. If you wish to virtually attend the EGM, you are encouraged to contact the Company via email at YSBiopharma.IR@icrinc.com.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Resolution 1: as an ordinary resolution, that the appointment of each of Haitao Zhao, Henry Chen, Pierson Yue Pan, Yuntao Cui, Jin Wang, Chunyuan (Brenda) Wu as a director of the Company is hereby reaffirmed, ratified and confirmed in all respects.

Resolution 2: as an ordinary resolution, that the Company is hereby authorized and directed to conduct an independent investigation of any alleged misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang, the former chairperson of the Company’s Board of Directors.

Resolution 3: as an ordinary resolution, that the Company is hereby authorized and directed to take immediate actions to strengthen the Company’s corporate governance and internal control and management as advised by counsel and other professionals.

Resolution 4: as an ordinary resolution, that the Company is hereby authorized and directed to remove Mr. Yi Zhang from all positions with the Company and any subsidiaries of the Company, including without limitation as director, officer and/or legal representative.

By Order of the Board of Directors,

YS Biopharma Co., Ltd.

By:	/s/ Ajit Shetty
Name:	Ajit Shetty
Title:	Chairman of the Board of Directors

Amsterdam, the Netherlands

February 14, 2024